

June 8, 2012

Via E-mail
Matthew J. Audette
Chief Financial Officer
E*Trade Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, New York 10020

> **Re:** **E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-11921**

Dear Mr. Audette:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Earnings Overview – Revenue – Fees and Services Charges, page 36

1. We note based on your disclosure on page 108 that fees and service charges include order flow revenue, 12b-1 fees, advisor management fee revenue, reorganization fees and foreign exchange margin revenue. To provide greater transparency into your various

Matthew J. Audette
E*Trade Financial Corporation
June 8, 2012
Page 2

revenue sources, please revise your disclosure in future filings to separately quantify the
significant components of fees and service charges revenue for each period presented.

Segment Results Review, page 46

2.	We note that you have identified two reportable segments – (1) trading and investing and
(2) balance sheet management. In the interest of transparency and to more clearly
explain how you manage your operations, please revise your disclosure in future filings
to more clearly explain the primary business activities of each segment. In this regard,
please address the following:

- Identify the types of assets that are the key drivers of net interest income in your
trading and investing segment;
- More clearly explain the types of asset allocation, credit, liquidity and risk
management activities that are performed by the balance sheet management
segment and the types of assets, liabilities, revenues and expenses that are
allocated to this segment as a result of such activities; and
- Clarify whether all customer cash and deposits are allocated to the balance sheet
management segment and if not, how such balances are allocated between your
segments.

Summary of Critical Accounting Policies and Estimates, page 72

Allowance for Loan Losses, page 73

3.	We note that you use a discounted cash flow analysis to measure impairment on loans
modified in a troubled debt restructuring (TDR). We further note your disclosure on
page 74 that the historical default rate of an individual loan before being modified in a
TDR is incorporated into your discounted cash flow analysis to determine the specific
loan's expected impairment. Please clarify how the pre-modification expected default
rate impacts your discounted cash flow analysis, particularly when you now have history
of how your previous TDRs have performed per your disclosure on page 67 of your Form
10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 90

4.	We note your disclosure of the NPVE scenario analysis performed on page 91. In order
to increase the transparency of this disclosure, please provide additional context as to
how investors should view the output of this model in relation to other disclosures that
are in the filing. For example, disclose the metric to which management compares the
output of the NPVE model to arrive at the disclosed percentages and clarify whether this
NPVE methodology assumes liquidation or re-investment of the different positions
depending on the scenarios assumed.

Form 10-Q for the Quarter Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Earnings Overview – Income Tax Expense, page 13

5.   We note that you recorded a significant tax benefit during the quarter ended March 31, 2012 which reduced your effective tax rate to 5.2% for the quarter. We further note your disclosure that this tax benefit was related to certain losses on the 2009 Debt Exchange that were previously considered non-deductible. Please provide us with more information on the nature of these expenses and what caused you to change your conclusion as to their tax deductibility during the first quarter of 2012. As part of your response, please clarify whether the additional research performed included consultation with the IRS about the deductibility of these items.

Concentrations of Credit Risk – Loans, page 26

6.   We note that your allowance for loan losses decreased significantly from December 31, 2011 due to a significant increase in charge-offs that you attribute to aligning your loan modification policies and procedures with guidance from the OCC. We also note an apparent change to your charge-off policy in that you now charge-off TDRs when certain characteristics of the loan, including CLTV, borrower's credit and type of modification, cast substantial doubt on the borrower's ability to repay the loan. Please address the following:

- Provide us with more information regarding the specific loan modification policies and procedures that were reviewed and the changes that were made (including the discontinuance of certain home equity modification programs).

- Clarify the specific changes that were made to your loan policies and allowance for loan losses methodology (including accrual and charge-off policies, general and specific allowance calculations). For example, in regards to your revised charge-off policy for TDRs, clarify whether in these situations the entire amount of the loan is charged-off or only the amount in excess of the collateral value.

- More clearly explain why the qualitative component of your allowance for your one-to-four-family and home equity loan portfolios was increased to 35% of the general allowance at December 31, 2011 and then reduced to 15% of the general allowance at March 31, 2012. In this regard, explain how you determined that the increased charge-offs recognized in the first quarter were sufficiently incorporated into your historical loss rates such that an increase in the qualitative component of your allowance was no longer necessary. Please also quantify the look-back period used to determine the historical loss rates used in your general allowance calculation.

- Tell us and revise your disclosure in future filings to explain how you determine whether a loan is collateral dependent. Please also revise your accounting policy disclosure related to measuring impairment on TDRs to clarify, if true, that impairment is measured using a discounted cash flow method unless the loan is determined to be collateral dependent, in which case impairment is measured based on the collateral value. Further clarify whether the excess of the loan carrying amount over the collateral value for collateral dependent loans is charged-off in all cases, or whether there are any situations in which a specific allowance is recorded.

Nonperforming Assets, page 33

7. We note your reference to interagency supervisory guidance that was issued during the first quarter and that the impact of this guidance would be to place certain performing second lien home equity loans on nonaccrual status. Please address the following:

- Tell us specifically what aspect of the interagency supervisory guidance will lead to a change in your nonaccrual policy given that the guidance purports to reiterate key concepts already included in GAAP and existing ALLL supervisory guidance.

- Explain to us the type of information you receive from credit bureaus and your third party servicers and how you expect to use this information to identify the delinquency status of the associated first liens.

- Tell us whether, prior to the implementation of this guidance, any of your junior lien loans were classified as nonperforming loans even though your junior lien was current and performing, and if so, the information considered in determining this classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant